Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

April 18, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Cyclacel Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed on April 8, 2013

Number 333-187801

Ladies and Gentleman:

On behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 (Registration No. 333-187801) as initially filed with the Commission on April 8, 2013 (the “Registration Statement”).  We are also delivering five clean and marked complete courtesy copies of the Amendment to the attention of Austin Stephenson of the Commission.

Set forth below are the Company’s responses to the comments provided by the staff (the “Staff”) of the Commission by way of a letter (the “Comment Letter”) dated April 17, 2013, from Jeffrey P. Riedler, Esq., Assistant Director of the Division of Corporation Finance.  The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Exhibit Index, page II-8

1.                                      In order to qualify your indentures under the Trust Indenture Act of 1939, you must have the forms of indenture on file at the time of effectiveness of the registration statement.  Please file by pre-effective amendment the forms of indenture as exhibits to your registration statement.

Response:   We have filed the form of Senior Indenture as Exhibit 4.5 and the form of Subordinated Indenture as Exhibit 4.6 to the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6774 or Avisheh Avini at (212) 692-6200 with any comments or questions and please send a copy of any written comments to the following parties:

Joel I. Papernik, Esq.

Avisheh Avini, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, NY 10017

Phone: (212) 935-3000

Fax: (212) 983-3115

Very truly yours,

/s/ Joel I. Papernik
Joel I. Papernik

cc:                                Securities and Exchange Commission (Jeffrey P. Riedler, Esq., Assistant Director)

Cyclacel Pharmaceuticals, Inc. (Spiro Rombotis, President and Chief Executive Officer; Paul McBarron, Chief Operating Officer, Chief Financial Officer and Executive Vice        President, Finance)